[LEXMARK LETTERHEAD]                                 Lexmark International, Inc.
                                                     740 West New Circle Road
                                                     Lexington, Kentucky 40550
                                                     USA


                                January 28, 2004


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Lexmark International, Inc.
                  Registration Statement on Form S-3
                  File No. 333-56144

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request withdrawal of the captioned Registration Statement initially filed with the Commission on February 23, 2001 and declared effective by the Commission on March 22, 2001.

     There were no securities offered or sold pursuant to the Registration Statement. Furthermore, we have no intention of utilizing the Registration
Statement. Accordingly, we hereby request the Commission's consent to the withdrawal of this Registration Statement.

     If you have any questions concerning this request for withdrawal, please contact the undersigned at (859) 232-3623.

                                            Very truly yours,


                                            /s/ Gary E. Morin
                                            ---------------------------
                                            Gary E. Morin
                                            Executive Vice President
                                            and Chief Financial Officer

cc:      Vincent J. Cole, Esq.
         Joseph M. Kamer, Esq.